FRB | WEBER SHANDWICK
FINANCIAL COMMUNICATIONS

RE: NN, Inc.
2000 Waters Edge Drive
Johnson City, TN 37604

FOR FURTHER INFORMATION:

AT THE COMPANY	AT FRB|WEBER SHANDWICK	
Will Kelly	Kerry Thalheim	Susan Garland
Treasurer & Manager of Investor Relations	(General info)	(Analyst info)
(423) 743-9151	212-445-8437	212-445-8458

FOR IMMEDIATE RELEASE
July 18, 2002

NN, INC. REPORTS 2002 SECOND QUARTER RESULTS

Johnson City, Tenn., July 18, 2002 – NN, Inc. (Nasdaq: NNBR) today reported its financial results for the second quarter ended June 30, 2002. Results for the first half of 2002 reflect a full six months of the operations of Delta Rubber Company ("Delta") acquired on February 16, 2001 in a transaction using the purchase method of accounting.

Net sales for the second quarter of 2002 were $49.2 million, up 3.9% from $47.3 million for the same period of 2001. Net income for the second quarter of 2002 totaled $2.4 million, or $0.15 per share, compared to net income of $3.5 million, or $0.23 per share, for the second quarter of 2001. Earnings per share of $0.23 for the second quarter of 2001 reflect an after-tax gain on insurance proceeds from the fire in NN's Erwin, Tennessee facility in March 2000 and goodwill amortization expenses. Excluding this gain and the goodwill amortization, net income totaled $2.2 million, or earnings per share of $0.14, for the second quarter of 2001.

Net sales for the first half of 2002 were $96.4 million compared to $97.6 million for the same period of 2001. Net sales in the first half of 2001 reflect approximately 4 ½ months of revenue contribution from Delta. Net income for the first half of 2002 totaled $4.3 million, or $0.27 per share, compared to $5.0 million, or $0.32 per share, for the first half of 2001. Excluding the aforementioned gain on insurance proceeds and goodwill amortization expenses for the first and second quarters, net income for the first half of 2001 totaled $3.8 million, or $0.25 per share.

Effective January 1, 2002, the company adopted Statement of Financial Accounting Standard No.142 ("SFAS 142") "Goodwill and Other Intangible Assets," which states that goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, but rather are periodically evaluated for impairment. The first half of 2001 included goodwill amortization expenses of approximately $490,000 net of tax and minority interest or $0.03 per share. The second quarter of 2001 included goodwill amortization, net of tax and minority interest, of $270,000 or $0.02 per share.

David L. Dyckman, Chief Financial Officer, commented, "We are both pleased with and encouraged by our second quarter performance as our results exceeded our forecasts. We experienced increased revenue levels of approximately $1.8 million or 3.9% from the same period in 2001 while earnings per share rose 9.1%, after adjusting for the impact of the after-tax gain on insurance proceeds and the adoption of SFAS 142. On the revenue side, we benefited from on-going program initiatives at our bearing retainer and seal businesses. These increases were offset by the improving, yet still soft, economic environment. Volume levels at the domestic ball and roller division were approximately 4% below prior year levels, while Euroball revenues remained relatively flat, despite the favorable movement of currency exchange rates. Additionally, our earnings improvement reflects the significant impact of the cost structure programs we initiated last year. Further significant contributions to our earnings improvement included reduced interest expense due to improved interest rates as well as decreased debt levels and tax rate improvements.

"As a percentage of net sales, the gross profit margin was 26.5% in the second quarter of 2002 versus 25.4% in the second quarter of 2001 and 24.7% in the first quarter of this year. This improvement reflects the continuing benefit of the initiatives to lower our cost structure last year including the consolidation of our domestic ball and roller operations in the fourth quarter of 2001.

"Selling, general and administrative expenses for the second quarter of 2002 increased $933,000 to 9.8% as a percentage of net sales as compared to 8.2% in the prior year's second quarter. This increase was due primarily to three expense categories: 1) advisory services associated with the pursuit of certain strategic alternatives; 2) initiatives to continue the integration of the Euroball operations; and 3) non-cash compensation charges associated with a portion of the employee stock options. Selling, general and administrative expenses for the first half of 2002 increased $1.4 million to 9.7% as a percentage of net sales as compared to 8.1% in the same period of 2001. Given the majority of these items are non-repetitive in nature and were primarily incurred in the first two quarters, we anticipate the balance of the year to see SG&A levels closer to 9%. Further, as a more typical economic environment returns, SG&A levels should return to our 8.0% to 8.5% historic average."

Roderick R. Baty, Chairman and Chief Executive Officer, stated, "We are particularly pleased with the performance of our global management team and employees from an operating and financial perspective. Our team continues to be successful in serving the quality and service needs of our global customers. Our focus on cost reduction programs, balance sheet management and the maximization of cash flows has enabled us to achieve an aggressive debt reduction of $9.7 million since the beginning of the year. At this pay down rate,we will likely exceed our full year reduction goal of $12 million.

"Although we are cautious regarding the unpredictable nature of our current economic environment, we are continuing to forecast an on-going modest recovery in the domestic economy and a level European economy. Our earnings per share guidance for the full year remains unchanged at $0.47 to $0.52. It is important to note that this represents an increase in net income of approximately $700,000 from our previous guidance. We have assumed the completion of our previously announced follow-on offering which would increase our outstanding shares by 2,600,000. We expect revenues for the third and fourth quarter of 2002 to be approximately $45.0 million and $47.0 million, respectively and earnings per share to be in the range of $0.10 to $0.11 for each quarter.

"In summary, given the current environment, we believe NN is well positioned to achieve improving results. The successful implementation of initiatives to lower our cost structure, combined with our unique position as an integrated supplier of bearing components to our global customers positions us well in today's uncertain economic environment. More importantly, these initiatives have established a foundation for future improvements when the economy rebounds to more normal conditions," concluded Mr. Baty.

With the exception of the historical information contained in the release, the matters described herein contain forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve a number of risks and uncertainties that may cause actual results to be materially different from such forward-looking statements. Such factors include, among others, general economic conditions and economic conditions in the industrial sector, competitive influences, risks that current customers will commence or increase captive production, risks of capacity underutilization, quality issues, availability of raw materials, currency and other risks associated with international trade, the Company's dependence on certain major customers, and other risk factors and cautionary statements listed from time to time in the Company's periodic reports filed with the Securities and Exchange Commission, including, but not limited to, the Company's Annual Report on 10-K for the fiscal year ended December 31, 2001.

NN, Inc. manufacturers and supplies high precision bearing components, consisting of balls, rollers, seals and retainers, for leading bearing manufacturers on a global basis and had sales of US $180 million in 2001.

NN, Inc.
Condensed Statements of Income
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2002	2001	2002	2001
Net sales	$ 49,186	$ 47,350	$ 96,386	$ 97,577
Cost of goods sold	36,139	35,320	71,680	73,504
Gross profit	13,047	12,030	24,706	24,073
Selling, general and administration	4,819	3,886	9,308	7,900
Depreciation and amortization	2,795	3,386	5,620	6,696
Restructuring and impairment costs	--	--	78	--
Income from operations	5,433	4,758	9,700	9,477
Interest expense, net	539	1,112	1,140	2,273
Equity in (earnings) loss of unconsolidated affiliate	--	23	--	(26)
Net gain on involuntary conversion	--	(2,542)	--	(2,542)
Other income	(141)	(344)	(496)	(455)
Income before provision for income taxes	5,035	6,509	9,056	10,227
Provision for income taxes	1,840	2,437	3,345	4,073
Minority interest in consolidated subsidiary	787	566	1,454	1,102
Income before cumulative effect of change in accounting principle	2,408	3,506	4,257	5,052
Cumulative effect of change in accounting principle, net of income tax benefit of $112	--	--	--	98
Net income	$ 2,408	$ 3,506	$ 4,257	$ 4,954
Diluted Income per common share	$ 0.15	$ 0.23	$ 0.27	$ 0.32

NN, Inc.
Condensed Balance Sheets
(In thousands)

	June 30, 2002 (Unaudited)	December 31, 2001
Assets		
Current assets:		
Cash	$ 3,443	$ 3,024
Accounts receivable, net	31,600	24,832
Inventories, net	21,897	23,418
Other current assets	3,599	3,034
Net current deferred tax asset	1,356	1,309
Total current assets	61,895	55,617
Property, plant and equipment, net	84,756	82,770
Assets held for sale	3,628	4,348
Goodwill, net	40,876	39,805
Other non-current assets	4,683	4,862
Non-current deferred tax asset	733	733
Total assets	$ 196,571	$ 188,135
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 19,855	$ 15,693
Accrued salaries and wages	5,757	3,813
Income taxes payable	3,121	2,377
Payable to affiliates	1,027	1,277
Short-term portion of long term notes	7,000	7,000
Other liabilities	9,430	7,576
Total current liabilities	46,190	37,736
Minority interest in consolidated subsidiaries	36,104	30,932
Deferred income taxes	6,651	6,499
Long-term notes payable	37,957	47,661
Other	4,167	3,268
Total liabilities	131,069	126,096
Total stockholders' equity	65,502	62,039
Total liabilities and stockholders' equity	$ 196,571	$ 188,135